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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                           ---------------------------

                                 HEARTPORT, INC.
                                (Name of Issuer)

                           ---------------------------

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                           ---------------------------

                                    421969106
                                 (CUSIP Number)

                           ---------------------------

                            Steven M. Rosenberg, Esq.
                                Johnson & Johnson
                           One Johnson & Johnson Plaza
                         New Brunswick, New Jersey 08933
                            Telephone: (732) 524-0400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                      ------------------------------------

                                    Copy to:
                          Robert I. Townsend, III, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000

                      ------------------------------------

                                January 26, 2001
             (Date of Event Which Requires Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP No. 421969106
--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSON
       Johnson & Johnson

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       I.R.S. I.D. # 22-1024240
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                (a) (  )
                (b) (  )
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                          (  )
--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION
       New Jersey
--------------------------------------------------------------------------------


       NUMBER OF           (7)   SOLE VOTING POWER
        SHARES                   None
    BENEFICIALLY           -----------------------------------------------------
      OWNED BY             (8)   SHARED VOTING POWER
        EACH                     7,975,982
     REPORTING             -----------------------------------------------------
       PERSON              (9)   SOLE DISPOSITIVE POWER
        WITH                     None
                           -----------------------------------------------------
                           (10)  SHARED DISPOSITIVE POWER
                                 None
--------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       7,975,982
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)
--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.2%
--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------


          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Johnson & Johnson that it is the beneficial owner of any of the common stock of Heartport, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

          This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of Heartport, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 Bay Road, Redwood City, CA 94063.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) The name of the person filing this statement is Johnson & Johnson, a New Jersey corporation ("Johnson & Johnson").

          (b) The address of the principal office and principal business of Johnson & Johnson is One Johnson & Johnson Plaza, New Brunswick, NJ 08933.

          (c) Johnson & Johnson is engaged in the manufacture and sale of a broad range of products in the healthcare field in many countries of the world. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Johnson &

Johnson's directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling Johnson & Johnson.

          (d) During the past five years, neither Johnson & Johnson nor, to Johnson & Johnson's knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Johnson & Johnson nor, to Johnson & Johnson's knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Not applicable.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to the Stockholder Agreement, dated as of January 26, 2001 (the "Stockholder Agreement"), among Johnson & Johnson and certain 9stockholders of the Issuer set forth on Schedule A thereto (collectively, the "Stockholders"), Johnson & Johnson may be deemed to be the beneficial owner of 7,975,982 shares of Issuer Common Stock (collectively, the "Subject Shares"). Johnson & Johnson and the Stockholders entered into the Stockholder Agreement to induce Johnson & Johnson to enter into the Agreement and Plan of Merger, dated as of January 26, 2001 (the "Merger Agreement"), among Johnson & Johnson, HP Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson ("Merger Sub"), and the Issuer. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation in the Merger (the "Surviving Corporation") as a wholly owned subsidiary of Johnson & Johnson. In the Merger, each share of Issuer Common Stock will be converted into the right to receive shares of Johnson & Johnson common stock, par value $1.00 per share, based upon an exchange ratio that is calculated by dividing $2.72 by the average per share closing price of Johnson & Johnson common stock during a period of 20 trading days ending on the second trading day immediately preceding the date on which the Merger is consummated. The Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

ITEM 4.  PURPOSE OF TRANSACTION

          (a)-(b) The Stockholder Agreement was entered into as a condition to the willingness of Johnson & Johnson to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's stockholders required in connection with the Merger will be obtained. See the response to Item 3 for a more complete description of the Merger. Pursuant to the terms of the Stockholder Agreement, any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Stockholder Agreement and during the term of the Stockholder Agreement (including through the exercise of any stock options, warrants or similar instruments) will be subject to the Stockholder Agreement. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Stockholder may result in Johnson & Johnson being deemed to acquire beneficial ownership of additional securities of the Issuer.

          (c) Not applicable.

          (d) Upon consummation of the Merger, the sole director of the Surviving Corporation shall be the existing sole director of Merger Sub, until his resignation or removal or until his successor or successors are duly elected and qualified. The existing sole director of Merger Sub is Steven M. Rosenberg. The officers of the Surviving Corporation shall be the existing officers of Merger Sub, until their resignation or removal or until their respective successors are duly elected and qualified.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f) Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as set forth in Exhibit 3 to this statement on Schedule 13D, which is incorporated herein by reference, and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended. Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

          (h) - (i) Upon consummation of the Merger, the Issuer Common Stock will be delisted from The Nasdaq Stock Market's SmallCap Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          (j) Other than as described above, Johnson & Johnson currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Johnson & Johnson reserves the right to develop such plans).




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



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) As a result of the Stockholder Agreement, Johnson & Johnson may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares constitute approximately 30.2% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer's representation in the Merger Agreement that there were 26,379,821 shares of Issuer Common Stock issued and outstanding at the close of business on January 23, 2001.

          Pursuant to the Stockholder Agreement, the Stockholders have agreed, among other things, (i) to vote the Subject Shares (and any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Stockholder Agreement and during the term of the Stockholder Agreement) in favor of (a) the adoption of the Merger Agreement, (b) the approval of the Merger and
(c) the approval of the other transactions contemplated by the Merger Agreement,
(ii) to vote the Subject Shares (and any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Stockholder Agreement and during the term of the Stockholder Agreement) against (a) any merger agreement or merger (other than the Merger Agreement and the Merger) or similar transaction and (b) any proposal or transaction that would impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement, (iii) not to sell, transfer, pledge, assign or otherwise dispose of any Subject Shares or enter into any arrangement with respect to the sale, transfer, pledge, assignment or other disposition of such Subject Shares and (iv) not to enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares. Further, by their execution of the Stockholder Agreement, each Stockholder has irrevocably appointed Johnson & Johnson and Michael Ullmann, Secretary of Johnson & Johnson, and Steven M. Rosenberg, Assistant Secretary of Johnson & Johnson, in their respective capacities as officers of Johnson & Johnson, and any individual who shall thereafter succeed to any such office of Johnson & Johnson, and each of them individually, and any individual designated in writing by any of them, as his or her proxy and attorney-in-fact (the "Attorney"). The name of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder are set forth in Schedule A to the Stockholder Agreement, which is attached as Exhibit 2 hereto.

          In exercising its right to vote the Subject Shares as proxy and attorney-in-fact of the Stockholders, the Attorney's rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, (i) in favor of approval and adoption of the Merger and the Merger Agreement and (ii) against any Takeover Proposal (as such term is defined in the Merger Agreement) or other proposal or transaction that would impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement. The Stockholders may vote the Subject Shares on all other matters.

          In addition to the voting arrangements described above, the Stockholder Agreement contains provisions (the "profit recoupment provisions") pursuant to which (i) each Stockholder is required to pay to Johnson & Johnson on demand all profit (determined in accordance with the Stockholder Agreement) of such Stockholder, solely in his capacity as a stockholder of the Issuer, from the consummation of any Takeover Proposal that is consummated, or the definitive agreement with respect to which is entered into by the Issuer, in either case within 12 months after the Merger Agreement is terminated under circumstances where Johnson & Johnson is or may become entitled to receive a termination fee from the Issuer pursuant to the terms of the Merger Agreement in connection with such termination and (ii) in the event that, prior to the consummation of the Merger, a Takeover Proposal shall have been made to the Issuer or with respect to the Issuer, the Merger shall have been consummated and Johnson & Johnson for any reason shall have increased the amount payable to stockholders of the Issuer in connection with the Merger above the amount contemplated by the Merger Agreement as in effect on January 26, 2001 (the "Original Merger Consideration"), each Stockholder is required to pay Johnson & Johnson an amount equal to the product of (x) the number of Subject Shares beneficially owned by such Stockholder and (y) 100% of the excess, if any of (I) the per share consideration received by the Stockholder as a result of the consummation of the Merger, pursuant to the Merger Agreement as in effect on the date of such consummation, over (II) the Original Merger Consideration.

          The Stockholder Agreement (other than the profit recoupment provisions) terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement and (ii) the date of termination of the Merger Agreement. The profit recoupment provisions of the Stockholder Agreement survive the consummation of the Merger or the termination of the Merger Agreement until the earlier to occur of (i) the end of the 12-month period referred to in the profit recoupment provisions and (ii) with respect to any Stockholder, the date on which any amount payable by such Stockholder to Johnson & Johnson thereunder has been paid in full.

          (c) Neither Johnson & Johnson nor, to the knowledge of Johnson & Johnson, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Johnson & Johnson, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees,




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


joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

          The following documents are filed as exhibits:

       Exhibit
       Number                          Exhibit Name
       -------                         ------------

          1. Agreement and Plan of Merger dated as of January 26, 2001, among Johnson & Johnson, a New Jersey corporation, HP Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, and Heartport, Inc., a Delaware corporation.

          2. Stockholder Agreement dated as of January 26, 2001, among Johnson & Johnson, a New Jersey corporation, and certain stockholders of Heartport, Inc., a Delaware corporation.

          3.   Form of Certificate of Incorporation of the Surviving
               Corporation.






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




                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             JOHNSON & JOHNSON,

                                               by  /s/ Michael Ullmann
                                                 -------------------------------
                                                 Name:  Michael Ullmann
                                                 Title: Secretary




Dated:  February 2, 2001






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



                               EXHIBIT INDEX

     Exhibit
     Number                            Exhibit Name
     -------                           ------------

          1. Agreement and Plan of Merger dated as of January 26, 2001, among Johnson & Johnson, a New Jersey corporation, HP Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, and Heartport, Inc., a Delaware corporation.

          2. Stockholder Agreement dated as of January 26, 2001, among Johnson & Johnson, a New Jersey corporation, and certain stockholders of Heartport, Inc., a Delaware corporation.

          3.   Form of Certificate of Incorporation of the Surviving
               Corporation.






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



                                                                      SCHEDULE A


          The following is a list of the directors and executive officers of Johnson & Johnson, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Board of Directors of Johnson & Johnson

Name               Position        Present Principal Occupation        Business Address
----               --------        ----------------------------        ----------------

Gerard N. Burrow   Director        Special Advisor to the President    Yale University School of Medicine
                                   of Yale University for Health       333 Cedar Street
                                   Affairs                             P.O. Box 208085, Rm. L220SHM
                                                                       New Haven, CT 06520

Joan Ganz Cooney   Director        Chairman, Executive Committee,      Sesame Workshop
                                   Sesame Workshop                     One Lincoln Plaza
                                                                       New York, NY 10023

James G. Cullen    Director        Retired President and Chief         Johnson & Johnson
                                   Operating Officer, Bell Atlantic    One Johnson & Johnson Plaza
                                   Corporation                         New Brunswick, NJ  08933

M. Judah Folkman   Director        Senior Associate in Surgery and     Children's Hospital
                                   Director, Surgical Research         Hunnewell 103,300 Longwood Avenue
                                   Laboratory, Children's Hospital     Boston, MA 02115
                                   and Andrus Professor of Pediatric
                                   Surgery and Professor of Cell
                                   Biology, Harvard Medical School,
                                   Department of Surgery

Ann Dibble Jordan  Director        Former Director, Social Services    Johnson & Johnson
                                   Department, Chicago Lying-In        One Johnson & Johnson Plaza
                                   Hospital, University of Chicago     New Brunswick, NJ  08933
                                   Medical Center

Arnold G. Langbo   Director        Retired Chairman of the Board       Johnson & Johnson
                                   and Chief Executive Officer,        One Johnson & Johnson Plaza
                                   Kellogg Company                     New Brunswick, NJ  08933

Ralph S. Larsen    Chairman,       Chairman, Board of Directors and    Johnson & Johnson
                   Board of        Chief Executive Officer;            One Johnson & Johnson Plaza
                   Directors       Chairman, Executive Committee       New Brunswick, NJ  08933
                   and Chief
                   Executive
                   Officer,
                   and
                   Director

John S. Mayo       Director        President Emeritus, AT&T Bell       Lucent Technologies Inc.
                                   Laboratories                        600 Mountain Avenue, Room 6A404
                                                                       Murray Hill, NJ 07974

Leo F. Mullin      Director        Chairman and Chief Executive        Delta Airlines, Inc.
                                   Officer, Delta Air Lines, Inc.      1030 Delta Boulevard
                                                                       Atlanta, GA 30320

Henry B. Schacht   Director        Chairman of the Board and Chief     Warburg Pincus & Company
                                   Executive Officer, Lucent           466 Lexington Avenue
                                   Technologies Inc.; Managing         10th Floor
                                   Director and Senior Advisor,        New York, NY 10017
                                   E.M. Warburg, Pincus & Co.

Maxine F. Singer   Director        President of the Carnegie           Carnegie Institution of Washington
                                   Institution                         1530 P Street, N.W.
                                                                       Washington, DC 20005-1910



Name               Position        Present Principal Occupation        Business Address
---                --------        ----------------------------        ----------------
John W. Snow       Director        Chairman, President and Chief       CSX Corporation
                                   Executive Officer, CSX              One James Center
                                   Corporation                         901 East Cary Street
                                                                       Richmond, VA 23219
Robert N. Wilson   Vice            Vice Chairman, Board of             Johnson & Johnson
                   Chairman,       Directors and Vice Chairman,        One Johnson & Johnson Plaza
                   Board of        Executive Committee                 New Brunswick, NJ  08933
                   Directors
                   and
                   Director





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


                                                                      SCHEDULE A

Executive Officers of Johnson & Johnson


Name                               Position
----                               ---------

Robert J. Darretta                 Member, Executive Committee; Vice
                                   President, Finance

Russell C. Deyo                    Member, Executive Committee; Vice
                                   President, Administration

Roger S. Fine                      Member, Executive Committee; Vice
                                   President, General Counsel

JoAnn Heffernan Heisen             Member, Executive Committee; Vice
                                   President, Chief Information Officer


Christian A. Koffmann              Member, Executive Committee; Worldwide
                                   Chairman, Consumer & Personal Care Group

Ralph S. Larsen                    Chairman, Board of Directors and Chief
                                   Executive Officer; Chairman, Executive
                                   Committee

James T. Lenehan                   Member, Executive Committee; Worldwide
                                   Chairman, Medical Devices & Diagnostics
                                   Group

Brian D. Perkins                   Member, Executive Committee; Worldwide
                                   Chairman, Consumer Pharmaceuticals &
                                   Nutritionals Group

William C. Weldon                  Member, Executive Committee; Worldwide
                                   Chairman, Pharmaceuticals Group

Robert N. Wilson                   Vice-Chairman, Board of Directors; Vice-
                                   Chairman Executive Committee







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